Exhibit 99.1

NEWS RELEASE

April 8, 2013	Release 04-2013

WESTERN COPPER AND GOLD’S CASINO PROJECT
TO HAVE SIGNIFICANT IMPACT ON YUKON’S ECONOMY

VANCOUVER, B.C. Western Copper and Gold Corporation (“Western” or the “Company”) (TSX:WRN; NYSE MKT:WRN) is pleased to announce the results of an updated study on the potential economic impact of the Casino project on Yukon and Canada recently completed by MNP LLP (the “Report”).

The report incorporates the results from the Casino Feasibility Study dated January 25, 2013.

The report highlights the impressive cumulative economic effect that developing Casino will have on Yukon and Canada during the project’s construction and operation. The Casino project is estimated to contribute $9.7 billion to Canada’s Gross Domestic Product (“GDP”), create 51,373 full-time equivalent positions (“FTE”), and generate $2.5 billion in wages and salaries. Note that the use of full-time equivalent positions (“FTEs”) is a method to account for partial employment or employment for different durations and 1.0 FTE is equivalent to a full-time job for one year of employment.

The Report estimates the GDP generated in Yukon by the construction of Casino at $363 million, or 14% of Yukon’s 2011 GDP. The construction phase is estimated to contribute $2.0 billion to Canada’s economy while generating 22,601 FTEs resulting in $1.1 billion in wages and salaries across Canada.

During each of its 22 years of operation, the Casino mine is expected to contribute $274 million to Yukon’s economy. Operation of the mine is estimated to contribute $350 million to Canada’s GDP annually while creating 1,308 FTEs and generating $61 million in wages and salaries across Canada.

The Casino project is also expected to generate $3.1 billion in taxes and royalties to various governments during the life of mine.

“This updated report reiterates the enormous impact that the Casino Project will have on the Yukon and the rest of Canada,” said Dale Corman, Chairman and CEO of Western. “In addition to the great economic benefit, the Casino project will provide other benefits such as training, education, and infrastructure, which will benefit the Yukon over the longer term.”

ABOUT WESTERN COPPER AND GOLD CORPORATION

Western Copper and Gold Corporation is a Vancouver-based exploration and development company with significant copper, gold and molybdenum resources and reserves. The Company has 100% ownership of the Casino Project located in the Yukon Territory. The Casino Project is one of the world's largest open-pit gold, copper, silver and molybdenum deposits. For more information, visit www.westerncopperandgold.com.

* MNP LLP. Economic Impacts of the Casino Mine Project. Published March 2013.

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On behalf of the board,

“Dale Corman”
F. Dale Corman
Chairman & CEO

For more information please contact Paul West-Sells, President & COO or Justin Rasekh, Manager Corporate Communications & Investor Relations, at 604.684.9497 or email info@westerncopperandgold.com.

Cautionary Disclaimer Regarding Forward-Looking Statements and Information

Statements in this news release that are not historical facts constitute “forward-looking statements” or "forward-looking information" (collectively "Forward-Looking Information") within the meaning of such terms under applicable Canadian and United States legislation. Forward-Looking Information generally expresses predictions, expectations, beliefs, plans, projections, or assumptions of future events or performance. Forward-Looking Information can be identified by the use of words such as “may,” “expects,” “anticipates,” “believes,” “targets,” “forecasts,” “schedules,” “goals,” “budgets,” or similar terminology. Forward-Looking Information herein includes, but is not limited to, statements with respect to: the amount that Casino will contribute to the economy and GDP of Yukon and Canada, the number of FTE’s to be created, and the amount of tax and royalty revenue to be generated over Casino’s mine life. The Forward-Looking Information herein is based on Western's and, if applicable, its consultants' current beliefs and on currently available information, and in making such statements, Western has applied certain assumptions including, but not limited to: that Casino will be permitted, developed, and operated according to the assumptions contained in the feasibility study entitled “Casino Project, Form NI 43-101F1 Technical Report Feasibility Study, Yukon, Canada" dated January 25, 2013, including years of operation, required manpower, projected production, etc.; and assumptions made regarding the location of labour. Although management of Western considers these assumptions to be reasonable based on currently available information, they may prove to be incorrect. Forward-looking statements and information are inherently subject to significant business, economic, and competitive uncertainties and contingencies and are subject to risks, uncertainties and other factors, both known and unknown, that are beyond Western’s ability to control or predict. Such risks, uncertainties and other factors include, but are not limited to those discussed in Western's public disclosure record as of the date of this news release, including Western’s Annual Information Form filed with Canadian Securities Administrators and the Company’s Form 40-F filed with the U.S. Securities and Exchange Commission. Although the Company has attempted to identify important factors that could affect it and may cause actual actions, events or results to differ materially from those described in Forward-Looking Information, there may be other factors that cause actions, events or results not to be as anticipated, estimated or intended. There can be no assurance that Forward-Looking Information will prove to be accurate, as actual results and future events could differ materially from those anticipated in such statements. Accordingly, readers should not place undue reliance on forward-looking statements or information. Western expressly disclaims any intention or obligation to update or revise any forward-looking statements and information whether as a result of new information, future events or otherwise, except as otherwise required by applicable securities legislation.

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